SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Crimson Wine Group, Ltd.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

22662X100

(CUSIP Number)

John D. Cumming, individually and as Personal Representative of the Estate of Ian M. Cumming c/o Crimson Wine Group, Ltd. 2700 Napa Valley Corporate Drive, Suite B Napa, California 94558
(800) 486-0503

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 15, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22662X100
1	Names of Reporting Persons. John D. Cumming, individually and as Personal Representative of the Estate of Ian M. Cumming
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 2,648,724
	8	Shared Voting Power 27,487
	9	Sole Dispositive Power 2,648,724
	10	Shared Dispositive Power 27,487
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,676,211
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.2%
14	Type of Reporting Person IN

CUSIP No. 22662X100
1	Names of Reporting Persons. Estate of Ian M. Cumming
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 2,410,828
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,410,828
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,410,828
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.0%
14	Type of Reporting Person OO

Item 1. Security and Issuer
This Statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Crimson Wine Group, Ltd., a Delaware corporation (the “Company”). The address of the Company’s principal executive offices is 2700 Napa Valley Corporate Drive, Suite B, Napa, California 94558.
Item 2. Identity and Background

(a)
The persons filing this Schedule 13D are the Estate of Ian M. Cumming (the “Estate”) and John D. Cumming, individually and as Personal Representative of the Estate of Ian M. Cumming (collectively, the “Reporting Persons”).

(b)	Mr. John D. Cumming’s business address is 1794 Olympic Parkway, Suite 210, Park City, UT 84098 and the Estate’s business address is 148 So. Redmond Street, P.O. Box 4902, Jackson, WY 83001.

(c)
Mr. John D. Cumming is the Chairman and CEO of POWDR Corp (“POWDR”), a private ski resort and summer camp operating company, and Chairman of the board of directors of the Company. POWDR’s principal address is 1794 Olympic Parkway, Suite 210, Park City, UT 84098. The Estate was created following the death of Ian M. Cumming, and Mr. John D. Cumming was appointed as Personal Representative of the Estate on March 15, 2018.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. John D. Cumming is a citizen of the United States. The Estate was created under the laws of the State of Wyoming following the death of Ian M. Cumming.
Item 3. Source and Amount of Funds or Other Consideration
See Item 4, which is incorporated herein by reference.
Item 4. Purpose of Transaction
    On March 15, 2018, the Estate acquired beneficial ownership of 2,410,828 shares of Common Stock without consideration following the death of Ian M. Cumming, who was the former beneficial owner of such shares prior to his death. Mr. John D. Cumming was appointed the Personal Representative of the Estate on March 15, 2018. Mr. John D. Cumming acquired beneficial ownership of 237,896 shares of Common Stock through a combination of open-market purchases, including pursuant to a Rule 10b5-1 plan entered into by Mr. John D. Cumming, and gifts over a period of several years using his personal funds.
The Estate will distribute the 2,410,828 shares of Common Stock that it beneficially owns into various trusts pursuant to the Last Will and Testament of Ian M. Cumming. As of the date hereof, no distributions have been made.
The Reporting Persons may, in the future, from time to time, acquire or dispose of additional Common Stock in private transactions, open market transactions or otherwise. Except as discussed in this

Schedule 13D, the Reporting Persons do not have any present plan or intention that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of Issuer
(a) – (b)    Based on information provided by the Company to Mr. John D. Cumming, the percentage of shares owned is based upon 23,997,385 shares of Common Stock issued and outstanding as of March 6, 2018. As of the date of this filing, the Estate of Ian M. Cumming and Mr. John D. Cumming beneficially owned the following shares of Common Stock:

(i)
The Estate of Ian M. Cumming beneficially owns 2,410,828 shares of Common Stock, representing 10.0% of the issued and outstanding Common Stock. The Estate has sole voting and dispositive power over such shares of Common Stock.

(ii)
Mr. John D. Cumming, individually and as Personal Representative of the Estate of Ian M. Cumming, beneficially owns 2,676,211 shares of Common Stock, representing 11.2% of the issued and outstanding Common Stock. As the Personal Representative of the Estate, Mr. John D. Cumming has sole voting and dispositive power over the 2,410,828 shares of Common Stock held by the Estate.  Mr. John D. Cumming also has shared voting and dispositive power over (a) 18,321 shares of Common Stock held by the Cumming Foundation, a private charitable foundation, of which he is a trustee, and (b) 9,166 shares of Common Stock held by the John D. Cumming Family Foundation, a private charitable foundation, of which he is President and Director. Mr. John D. Cumming disclaims a pecuniary interest in the 2,410,828 shares of Common Stock held by the Estate, the 18,321 shares of Common Stock held by the Cumming Foundation, and the 9,166 shares of Common Stock held by the John D. Cumming Family Foundation and the inclusion of these shares in this report shall not be deemed an admission of beneficial ownership of all of the reported shares for purposes of Section 16 or for any other purpose.

(c)    Except as otherwise described herein, the Estate has not effected any transactions in Common Stock during the past 60 days. The following table sets forth all of the transactions in Common Stock effected by Mr. John D. Cumming within the past 60 days. All such transactions were purchases of Common Stock on the open market:

Date of Transaction	Amount of Securities	Price Per Share
March 28, 2018	3,026	$9.73*
March 26, 2018	2,372	$9.74*
March 23, 2018	935	$9.73*
March 22, 2018	100	$9.71
May 18, 2018	62,250	$9.2
May 21, 2018	24,646	$9.26*
May 22, 2018	21,330	$9.33*
* Weighted average price
(d)    The residuary beneficiaries of the Estate have the right to receive the economic benefit of any dividends paid with respect to, or proceeds from the sale of, the shares beneficially owned by the Reporting Persons.

(e)    Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Not applicable.
Item 7. Material to be Filed as Exhibits.
Exhibit 1.    Joint Filing Agreement of the Reporting Persons

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:	May 23, 2018	By:	/s/ John D. Cumming
John D. Cumming